Exhibit 4.4
Execution Version

Calamos Holdings LLC

Waiver and Second Amendment
Dated as of December 22, 2008
to

Note Purchase Agreement
Dated as of April 29, 2004

Re:      5.24% Senior Notes due April 29, 2011

Waiver and Second Amendment to Note Purchase Agreement
     This Waiver and Second Amendment dated as of December 22, 2008 (the or this “Agreement”) to the Note Purchase Agreement referred to below is between Calamos Holdings LLC, a Delaware limited liability company (the “Company”), and each of the institutions which is a signatory to this Agreement (collectively, the “Noteholders”).
R e c i t a l s:
     Whereas, the Company and each of the Noteholders have heretofore entered into the Note Purchase Agreement dated as of April 29, 2004, as amended by Amendment No. 1 to the Note Purchase Agreement effective as of October 15, 2004 (as amended, the “Note Purchase Agreement”), pursuant to which the Company issued $150,000,000 aggregate principal amount of its 5.24% Senior Notes due April 29, 2011 (the “Notes”);
     Whereas, the Company and the Noteholders now desire to amend the Note Purchase Agreement in the respects, but only in the respects, hereinafter set forth;
     Whereas, all capitalized terms used herein and not defined herein shall have the meaning specified in the Note Purchase Agreement;
     Whereas, all requirements of law have been fully complied with and all other acts and things necessary to make this Agreement a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.
     Now, therefore, upon the full and complete satisfaction of the conditions precedent to effectiveness set forth in Section 5.1 hereof, and for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company and the Noteholders do hereby agree as follows:
Section 1. Amendments.
     Section 1.1. Section 7.1 shall be and is hereby amended by renumbering clause “(g)” as clause “(h),” and inserting the following new clause (g):
     (g) Monthly Compliance Certificates — within 15 Business Days following the end of each calendar month, an Officer’s Certificate containing the information required in order to establish whether the Company was in compliance with the requirements of Section 10.10 hereof as of such calendar month-end (including (i) the calculation of the Investment Coverage Ratio as of the last day of such calendar month and a statement of the minimum ratio required under this Agreement and (ii) a summary of the Value of Portfolio Investments, together with a listing of Portfolio Investments which are not subject to daily net asset

Calamos Holdings LLC	Waiver and Second Amendment
valuation), substantially in the form of Exhibit A to the Second Amendment; and
     Section 1.2. Section 7.2(a) shall be and is hereby amended and restated in its entirety to read as follows:
     (a) Covenant Compliance – the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.1 through 10.5, and Section 10.9 hereof, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and
     Section 1.3. The second sentence of Section 8.2 of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
     The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 15 days and not more than 60 days prior to the date fixed for such prepayment; provided that, if the Company elects to cure a breach of the Investment Coverage Ratio under Section 10.10 by prepaying the Notes pursuant to this Section 8.2, then such minimum notice period shall be reduced from 15 days to five days.
     Section 1.4. Section 9 of the Note Purchase Agreement shall be and is hereby amended by adding a new Section 9.7 to read as follows:
     “Section 9.7. Interest Rate Adjustment; Note Rating. (a) If at any time, (i) the Company no longer receives any Rating from at least one Nationally Recognized Rating Agency or (ii) the Company fails to maintain an Investment Grade Rating, then the per annum interest rate applicable to each series of Notes (and the Default Rate applicable thereto) shall increase by 200 basis points (a “Note Rate Increase”). If, following any Note Rate Increase, the Company thereafter receives a “Reset Rating”, then the original per annum interest rate applicable to each series of Notes (and the original Default Rate applicable thereto) shall be restored (a “Note Rate Restoration”). Any Note Rate Increase or Note Rate Restoration shall be effective as of the date of any rating letter setting forth a rating, or of any notice of the withdrawal or termination of any rating, which requires an adjustment in the rate of interest applicable to the Notes pursuant to this Section 9.7. For

Calamos Holdings LLC	Waiver and Second Amendment
the avoidance of doubt, if, following any Note Rate Restoration, the Company no longer receives any Rating from at least one Nationally Recognized Rating Agency or the Company fails to maintain an Investment Grade Rating, a Note Rate Increase shall again apply.
     Notwithstanding the foregoing, for purposes of determining the Make-Whole Amount, any Note Rate Increase shall be disregarded.
     (b) The Company shall promptly notify the holders of the Notes in writing, sent in the manner provided in Section 18, following its receipt of any rating letter, or of any notice of the withdrawal or termination of any rating, which written notice shall include (i) a copy of such rating letter or notice and (ii) a certification by the Company of the interest rate then applicable to each series of Notes as a result thereof.
     (c) Subject to the Company’s agreement to obtain a rating of the Notes as provided in Section 9.7(d), the Company shall, at least once each calendar year, obtain a written confirmation of each rating it receives from Nationally Recognized Rating Agencies.
     (d) Without limiting the obligations of the Company in Section 9.7(a), if at any time from and after the First Amendment Effective Date the counterparty credit rating of the Company from one or more Nationally Recognized Rating Agencies differs from the then applicable NAIC rating for the Notes (based on the Rating Equivalents below), then the Company agrees to promptly, but in any event within 45 days, obtain a rating for each series of outstanding Notes from at least one Nationally Recognized Rating Agency. Such rating of the Notes shall be received at least once each calendar year for each series of Notes until each such series, respectively, is repaid in full. The Company agrees, upon the receipt of reasonable notice, to provide such information as is reasonably requested by the holders of the Notes and to make its representatives reasonably available in connection with maintaining the ratings of the Notes.

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Rating Equivalents

	NAIC-1	NAIC-2	NAIC-3	NAIC-4	NAIC 5	NAIC-6
S&P	AAA, AA+, AA, AA-, A+, A, A-	BBB+, BBB, BBB-	BB+, BB, BB-	B+, B, B-	CCC+, CCC, CCC-	CC, C, D

Moody’s	Aaa; Aa 1, 2, 3; A 1, 2, 3	Baa 1, 2, 3	Ba 1, 2, 3	B 1, 2, 3	Caa, 1, 2, 3	Ca, C

Fitch	AAA, AA+, AA, AA-, A+, A, A-	BBB+, BBB, BBB-	BB+, BB, BB-	B+, B, B-	CCC	CC, C, DDD, DD, D
     Section 1.5. Section 10.1 of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
     Section 10.1. Maintenance of Consolidated Net Worth. The Company will not, at any time, permit Consolidated Net Worth to be less than the lesser of:
     (a) the sum of (i) $160,000,000, plus (ii) an aggregate amount equal to 50% of (x) the Company’s Consolidated Net Income (but, in each case, only if a positive number) for each completed fiscal quarter on a cumulative basis, beginning with the fiscal quarter ending March 31, 2009, less (y) any Tax Distribution paid by the Company during each such completed fiscal quarter, and
     (b) the greater of (i) $160,000,000 and (ii) the aggregate principal amount of Consolidated Total Debt of the Company at the time outstanding.
     Section 1.6. Section 10.2 of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
     Section 10.2. Consolidated Total Debt Leverage Ratio. The Company will not at any time permit the Consolidated Total Debt Leverage Ratio to be greater than (a) 3.0 to 1.0 from the Second Amendment Effective Date through December 31, 2009, and (b) 2.75 to 1.0 from January 1, 2010 and thereafter.
     Section 1.7. Section 10.4(j) of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
     (j) Indebtedness not otherwise permitted by paragraphs (a) through (i) of this Section 10.4, provided that the outstanding aggregate principal amount of all Indebtedness incurred pursuant

Calamos Holdings LLC	Waiver and Second Amendment
to this paragraph (j) plus, (without duplication) the outstanding aggregate principal amount of Indebtedness secured by Liens not permitted by paragraphs (a) through (k) of Section 10.5 does not at any time exceed the greater of (x) $15,000,000 or (y) 10% of Consolidated Net Worth.
     Section 1.8. Section 10.5(l) of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
     (l) Liens securing Indebtedness of the Company or a Subsidiary (other than any credit facility of the Company or any Subsidiary from time to time) not otherwise permitted by paragraphs (a) through (k) of this Section 10.5, provided that the outstanding aggregate principal amount of all Indebtedness secured by Liens pursuant to this paragraph (l) plus (without duplication) the outstanding aggregate principal amount of all Indebtedness under paragraph (j) of Section 10.4 does not at any time exceed the greater of (a) $15,000,000 or (b) 10% of Consolidated Net Worth.
     Section 1.9. Section 10 of the Note Purchase Agreement shall be and is hereby further amended by adding a new Section 10.9 to read as follows:
     Section 10.9. Distributions and Redemption of Equity Interests. (a) Until such time as the Company’s Consolidated Net Worth equals or exceeds $225,000,000 (on a pro forma basis, after giving effect to any proposed Distribution to be made pursuant to this Section 10.9), the Company will not, and will not permit any of its Subsidiaries to make, pay, declare or authorize any dividend, distribution or other payment, in cash or in property, in respect of any class of its equity interests, or any payment in connection with the redemption, purchase, retirement or other acquisition, directly or indirectly, of any class of its equity interests or instruments convertible into such equity interests (collectively, “Distributions”), other than (x) Distributions which are payable solely in shares of the Company’s equity interests or are payable to the Company by a Wholly-Owned Subsidiary of the Company, (y) Tax Distributions, and (z) Distributions which, in the aggregate (exclusive of Tax Distributions), do not exceed $5,335,000 in any fiscal quarter of the Company, provided, that the Company may carry-forward Distributions permitted under this clause (z) which are unpaid in one fiscal quarter to subsequent fiscal quarters.
Notwithstanding the foregoing, the Company will not, and will not permit any Subsidiary to make, pay, declare or authorize any Distribution unless immediately after giving effect to such action no Default or Event of Default would exist, provided that, with

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respect to any determination of whether a Default or Event of Default then exists under Section 10.10, calculation of the Investment Coverage Ratio shall by made as of the date of the declaration of the proposed Distribution under this Section 10.9 and not as of the end of the immediately preceding calendar month
     (b) The Company will not declare any Distribution payable more than 60 days after the date of declaration thereof.
     Section 1.10. Section 10 of the Note Purchase Agreement shall be and is hereby further amended by adding a new Section 10.10 to read as follows:
     Section 10.10. Investment Coverage Ratio. (a) The Company will not, as of the last day of any calendar month, permit the Investment Coverage Ratio to be less than 1.175 to 1.0; provided that no Event of Default will arise under Section 11(c) following a breach of this Section 10.10 unless such breach is not remedied within 15 Business Days following the calendar month-end in question, it being understood and agreed that in order to cure a breach of the Investment Coverage Ratio, the Company shall take such actions as are necessary to restore compliance with the Investment Coverage Ratio as it existed at the calendar month-end in question, provided further that a change in the Value of Portfolio Investments occurring during the 15 Business Day cure period may remedy a breach of this Section 10.10, so long as such change in the Value of Portfolio Investments completely cures the breach of Section 10.10, but no change in the Value of Portfolio Investments that partially remedies a breach of this Section 10.10 shall be taken into account in determining whether the Company has remedied a breach of this Section 10.10.
     (b) Valuation of Portfolio Investments. For purposes of determining compliance with the Investment Coverage Ratio, the Company shall determine the value of its Portfolio Investments in accordance with GAAP and all applicable regulatory valuation requirements and otherwise in a manner consistent with portfolio pricing practices followed in the investment management industry generally, calculated as of a time within 48 hours immediately preceding the time of such determination. Without limiting the foregoing:
     (i) Portfolio Investments shall be valued net of minority interests and on a trade-date basis (meaning that any Investment that has been purchased will be treated as a Portfolio Investment as of the trade date of such purchase, and any Portfolio Investment which has been sold will be

Calamos Holdings LLC	Waiver and Second Amendment
excluded as a Portfolio Investment as of the trade date of such sale);
     (ii) the value of any Portfolio Investment shall be increased by the net unrealized gain as at the date such Value is determined of any Hedging Agreement entered into to hedge risks associated with such Portfolio Investment and reduced by the net unrealized loss as at such date of any such Hedging Agreement (such net unrealized gain or net unrealized loss, on any date, to be equal to the aggregate amount receivable or payable under the related Hedging Agreement if the same were terminated on such date); and
     (iii) the Company shall conduct internal reviews of all Portfolio Investments at least once each calendar month which shall take into account any events of which the Company has knowledge that adversely affect the value of the Portfolio Investments.
     Section 1.11. Section 11(c) of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
     (c) the Company defaults in the performance of or compliance with any term contained in any of Sections 9.7, 10.1, 10.2. 10.3, 10.4, 10.5, 10.8, 10.9 or 10.10; or
     Section 1.12. The definition of “EBITDA” appearing in Schedule B of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
“EBITDA” means, with reference to any period, Consolidated Net Income for such period plus the following to the extent deducted in determining Consolidated Net Income: depreciation, amortization (including amortization of deferred sales commissions), interest expense, any prepayment fees and make-whole amounts paid in connection with the early retirement of the Notes, income taxes, any cash realignment charges up to $15,000,000 incurred during the period between September 30, 2008 and June 30, 2009, and any other non-cash, non-recurring losses, or charges of the Company and its Subsidiaries, less deferred sales commissions paid during such period; but excluding any net income, gain or loss during such period from any change in accounting principles, any extraordinary items, any prior period adjustments, any investment gains or losses (whether realized or unrealized), or gains (or losses) on asset dispositions; provided that (1) the results of operations of any Subsidiary or operating business acquired (by merger,

Calamos Holdings LLC	Waiver and Second Amendment
consolidation, amalgamation, purchase of assets or stock or other similar transaction) by the Company or any Subsidiary during such period shall be included in the determination of EBITDA for such period assuming such acquisition had occurred on the first day of such period and (2) the results of operations of any Subsidiary or operating business sold or otherwise substantially disposed of (by merger, consolidation, amalgamation, sale of assets or stock or other similar transaction) by the Company or any Subsidiary after the beginning of such period shall be excluded in the determination of EBITDA for such period.
     Section 1.13. The definition of “Interest Expenses” appearing in Schedule B of the Note Purchase Agreement shall be and is hereby amended and restated in its entirety to read as follows:
“Interest Expenses” means, with respect to any period, the sum (without duplication) of the following (in each case, eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP): (a) all interest in respect of Debt of the Company and its Subsidiaries (including imputed interest on Capital Lease Obligations) deducted in determining Consolidated Net Income for such period, together with all interest capitalized or deferred during such period and not deducted in determining Consolidated Net Income for such period, and (b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period, excluding any prepayment fees and make-whole amounts paid in connection with the early retirement of the Notes.
     Section 1.14. The following definitions shall be added to Schedule B of the Note Purchase Agreement in the appropriate alphabetical order:
“Cash” means any immediately available funds in U.S. dollars or in any currency other than U.S. dollars which is a freely convertible currency.
“Cash Equivalents” means Investments in:
(a) direct obligations of the United States of America, or any agency thereof, the payment or guarantee of which constitutes a full faith and credit obligation of the United States of America, provided that such obligations mature within twelve months from the date of acquisition thereof;

Calamos Holdings LLC	Waiver and Second Amendment
(b) demand and time deposits in, certificates of deposit of, or bankers’ acceptances, in each case, maturing within 180 days from the date of acquisition thereof, issued by, any commercial bank or trust company incorporated under the laws of the United States or any state thereof or the District of Columbia, having at any date of determination combined capital and surplus and retained earnings of not less than $500,000,000, provided, that (i) the senior unsecured long-term debt of such bank or trust company is rated “A-1” by S&P or “P-1” by Moody’s or (ii) such deposits or acceptances are fully insured by the Federal Depository Insurance Corporation;
(c) commercial paper of corporations organized under the laws of the United States or any state thereof, maturing not more than 270 days from the date of creation thereof and having a rating at the time of acquisition of “A-1” by S&P or “P-1” by Moody’s;
(d) Investments in any money market fund governed by Rule 2a-7 of the Investment Company Act of 1940, as amended, rated “AAA” by S&P or “Aaa” by Moody’s which is classified as a current asset in accordance with GAAP, the aggregate asset value of which “marked to market” is at least $10,000,000,000, and which invests substantially all of its assets in obligations issued or guaranteed as to principal and interest by the United States of America, its agencies or instrumentalities which are supported by any of the following: (i) the full faith and credit of the United States of America, which includes U.S. treasury bills (maturing within one year of issuance) and U.S. Treasury notes and bonds (which have longer maturities), (ii) the right of the issuer to borrow from the U.S. Treasury, (iii) the discretionary authority of the U.S. government agencies or instrumentalities or (iv) the credit of the instrumentality issuing the securities. Governmental agencies or instrumentalities include, but are not limited to, the Federal National Mortgage Association, the Government National Mortgage Association, Federal Land Banks, and the Farmer’s Home Administration; and
(e) Investments in repurchase agreements with respect to any Investment described in clause (a) of this definition entered into with a depository institution or trust company acting as principal described in clause (b) of this definition if such repurchase agreements are by their terms to be performed by the repurchase obligor and such repurchase agreements are deposited with a bank or trust company of the type described in clause (b) of this definition.

Calamos Holdings LLC	Waiver and Second Amendment
“Distribution” is defined in Section 10.9.
“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.
“Hedging Agreement” means any index and security based option, interest rate protection agreement, foreign currency exchange protection agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.
“Investment” means, for any Person: (a) Equity Interests, bonds, notes, debentures or other securities of any other Person or any agreement to acquire any Equity Interests, bonds, notes, debentures or other securities of any other Person (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) deposits, advances, loans or other extensions of credit made to any other Person (including purchases of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person); or (c) Hedging Agreements.
“Investment Coverage Ratio” means, at the time of determination, the ratio of (a) the aggregate Value of Portfolio Investments, as of the last day of any calendar month, plus Cash and Cash Equivalents to (b) Consolidated Total Debt outstanding on such date.
“Investment Grade Rating” means a Rating by at least one Nationally Recognized Rating Agency of (a) in the case of S&P, “BBB-” or better, or (b) in the case of Moody’s, “Baa3” or better, or (c) in the case of Fitch, “BBB-” or better; provided, that (x) in the case two of the foregoing rating agencies issue Ratings, the lower of the two Ratings shall be determinative; and (y) in the case three of the foregoing rating agencies issue Ratings, the second lowest Rating shall be determinative.
“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company dated as of November 2, 2004, as amended from time to time.

Calamos Holdings LLC	Waiver and Second Amendment
“Manager” means Calamos Asset Management, Inc., a Delaware corporation, in its capacity as sole manager of the Company, or any successor thereto.
“Nationally Recognized Rating Agency” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investors Services, Inc. (“Moody’s”), or Fitch/BCA Duff & Phelps Ltd. (“Fitch”).
“Portfolio Investment” means any Investment held by the Company and valued by the Company pursuant to “Level 1” or “Level 2” measurements under U.S. Financial Accounting Standards Board Rule 157, provided that, for purposes of calculating the Interest Coverage Ratio in Section 10.10 hereof, no more than 10% of the aggregate Value of Portfolio Investments included in such calculation may consist of Investments held directly by the Company and valued pursuant to “Level 2” measurements under such Rule.
“Rating” means (a) beginning at the Second Amendment Effective Date, a counterparty credit rating for the Company and (b) from and after the date by which the Company is required to obtain a rating for the outstanding Notes pursuant to Section 9.7(d), a rating of each series of the outstanding Notes.
“Reset Rating” means a Rating by at least one Nationally Recognized Rating Agency of (a) in the case of S&P, “BBB” or better, or (b) in the case of Moody’s, “Baa2” or better, or (c) in the case of Fitch, “BBB” or better; provided, that (x) in the case two of the foregoing rating agencies issue Ratings, the lower of the two Ratings shall be determinative; and (y) in the case three of the foregoing rating agencies issue Ratings, the second lowest Rating shall be determinative.
“Second Amendment” means the Waiver and Second Amendment to this Agreement dated as of December 22, 2008.
“Second Amendment Effective Date” means December 22, 2008.
“Tax Distributions” shall be determined by the Manager of the Company in good faith, in a manner consistent with its calculation of ‘Tax Advances’ payable under the Company’s LLC Agreement and, in any event, substantially as follows (capitalized terms used in this definition shall have the meanings set forth in the LLC Agreement):

Calamos Holdings LLC	Waiver and Second Amendment
     (a) If the Manager reasonably determines that the Net Profits of the Company for a Fiscal Year will give rise to net taxable income for the Members (after giving effect to cumulative Net Losses from prior Fiscal Years available to offset such Net Profits), the Manager shall cause the Company to distribute available cash for purposes of allowing the Members to fund their respective income tax liabilities (the ‘Tax Advances’). The Tax Advances payable with respect to any Fiscal Year shall be computed based upon the Manager’s estimate of the net taxable income attributable to Net Profits of the Company for such Fiscal Year (after giving effect to cumulative Net Losses from prior Fiscal Years available to offset such Net Profits), multiplied by the highest combined tax rate (federal, state and local, taking into account any deductions of state or local taxes against federal tax liability) applicable to any Member or, in the case of Calamos Family Partners, Inc., any of its shareholders, taking into account the character of the taxable income for tax purposes (the ‘Tax Amount’). For purposes of computing the Tax Amount, the effect of any benefit to a Member under Section 743 of the Code, if any, will be ignored. Tax Advances shall be distributed to the Members on a pro rata basis in accordance with their respective Percentage Interests, but in no event shall the distributed amount exceed the available cash of the Company, as determined in the reasonable discretion of the Manager.
     (b) Tax Advances shall be calculated and paid no later than one day prior to each quarterly due date for the payment of estimated taxes under the Code in the following manner: (i) for the first quarterly period, 25% of the Tax Amount, (ii) for the second quarterly period, 50% of the Tax Amount, less the prior Tax Advances for the Fiscal Year, (iii) for the third quarterly period, 75% of the Tax Amount, less the prior Tax Advances for the Fiscal year and (iv) for the fourth quarterly period, 100% of the Tax Amount, less the prior Tax Advances for the Fiscal Year. Following each Fiscal Year, and no later than one day prior to the due date for the payment by individuals or corporations, whichever is earlier, of income taxes for such Fiscal Year under the Code, the Manager shall make a final calculation of the Tax Amount for such Fiscal Year (the “Final Tax Amount”), and shall cause the Company to distribute a Tax Advance, subject to the availability of cash, to the extent that the Final Tax Amount so calculated exceeds the cumulative Tax Advances previously made by the Company in respect of such Fiscal Year. If the Final Tax Amount is less

Calamos Holdings LLC	Waiver and Second Amendment
than the cumulative Tax Advances previously made by the Company in respect of the relevant Fiscal Year, then the difference (the ‘Credit Amount’) shall be applied against, and shall reduce, the amount of Tax Advances made to the Members for subsequent Fiscal Years. Any Credit Amount applied against future Tax Advances shall be treated as an amount actually distributed pursuant to the LLC Agreement for purposes of the computations therein.
     (c) Any Tax Advances made to a Member pursuant to the LLC Agreement shall be repaid to the Company by reducing the amount of the next succeeding distribution or distributions which would otherwise have been made to such Member pursuant to the requirements of the LLC Agreement.
“2007 Notes” means the Company’s (a) 6.33% Senior Notes, Series A, due July 15, 2014 in the aggregate principal amount of $197,000,000, (b) 6.52% Senior Notes, Series B, due July 15, 2017 in the aggregate principal amount of $85,000,000, and (c) 6.67% Senior Notes, Series C, due July 15, 2019 in the aggregate principal amount of $93,000,000, all issued under the 2007 Note Purchase Agreement,
“2007 Note Purchase Agreement” means the Note Purchase Agreement dated as of July 13, 2007, as amended, between the Company and the Purchasers named therein, pursuant to which the Company issued the 2007 Notes.
“Value”, with respect to any Portfolio Investment, shall be determined in accordance with Section 10.10(b).
     Section 1.15. The definition of “Tax Dividend” appearing in Schedule B of the Note Purchase Agreement shall be and is hereby deleted.
Section 2. Agreement to Prepay Notes.
     Section 2.1. In consideration of and as a material inducement to the Noteholders’ agreement to amend and waive certain provisions of the Note Purchase Agreement as provided herein, the Company hereby agrees that on December 22, 2008 (the “Prepayment Date”), the Company shall prepay (the “Specified Prepayment”) (a) $150,000,000 in aggregate principal amount of the Notes and the 2007 Notes, together with interest accrued to the date of prepayment and the Make-Whole Amount determined for the Prepayment Date with respect to such principal amount, and (b) $250,000,000 in aggregate principal amount of the Notes and the 2007 Notes, together with interest accrued to the date of prepayment, but without the Make-Whole Amount. Such prepayment shall be allocated pro rata among all of the Notes and the 2007 Notes, without regard to series (unless a Noteholder or a holder of 2007 Notes declines all or a portion of its pro

Calamos Holdings LLC	Waiver and Second Amendment
rata share of such prepayment at par, in which case, such declined amount shall be offered on a pro rata basis to the other Noteholders and holders of 2007 Notes), with final prepayment amounts specified for each holder in Exhibit B to this Agreement. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of the Make-Whole Amount to be paid in connection with the Specified Prepayment on the Prepayment Date.
     Section 2.2. The Company acknowledges and agrees that if the Company fails to make the Specified Prepayment in full on the Prepayment Date, such failure shall constitute an immediate Event of Default under Section 11(a) of the Note Purchase Agreement.
     Section 2.3. In connection with the Specified Prepayment, the Noteholders hereby waive (a) the requirement under Section 8.2 of the Note Purchase Agreement that the Company give each holder of Notes written notice of an optional prepayment not less than 15 days prior to the date fixed for such prepayment and (b) in connection with the portion of the Specified Prepayment to be made at par, the restriction under Section 8.6 of the Note Purchase Agreement that prohibits the Company from prepaying the Notes except in accordance with the terms of the Note Purchase Agreement. The foregoing waivers extend solely to the notices and consents required in connection with the Specified Prepayment as set forth herein, and no waiver or modification of any of the other terms, covenants, rights, or remedies under the Note Purchase Agreement or Notes is granted or implied in this Section 2.3.
Section 3. Waiver of Default.
     Section 3.1. Waiver of Default. The Company confirms to the Noteholders that the Company is not in compliance with Section 7.1(d) [Notice of Default or Event of Default] and Section 10.1 [Consolidated Net Worth] of the Note Purchase Agreement (collectively, the “Existing Defaults”), and that such Existing Defaults constitute Events of Default under Section 11(d) and Section 11(c), respectively, of the Note Purchase Agreement. Subject to compliance by the Company with its agreements and obligations hereunder, including without limitation its agreement to prepay the Notes as set forth in Section 2, the Noteholders hereby waive the Existing Defaults. If the Company does not prepay the Notes pursuant to Section 2 on December 22, 2008, then the foregoing waiver of the Existing Defaults shall be of no force or effect.
     Section 3.2. Limited Waivers; Reservation of Rights. The foregoing waiver, and the waiver set forth in Section 2.3, apply solely to the matters expressly described herein, and no waiver or modification of any of the other terms, covenants, rights, or remedies under the Note Purchase Agreement or Notes is granted or implied herein. The foregoing waivers shall not obligate the Noteholders to agree to any additional waiver of any provision of the Note Purchase Agreement or Notes, nor be deemed to constitute or operate as a waiver of any right under the Note Purchase Agreement to exercise remedies resulting from any existing Default or Event of Default of which such Noteholder is not actually aware or of any future Default or Event of Default.

Calamos Holdings LLC	Waiver and Second Amendment
Section 4. Representations and Warranties of the Company.
     Section 4.1. To induce the Noteholders to execute and deliver this Agreement (which representations shall survive the execution and delivery of this Agreement), the Company represents and warrants to the Noteholders that:
     (a) this Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;
     (b) the Note Purchase Agreement, as amended by this Agreement, constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;
     (c) the execution, delivery and performance by the Company of this Agreement (i) has been duly authorized by all requisite limited liability company action and, if required, member action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation or its certificate of formation or limited liability company agreement, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any material indenture, agreement or other instrument to which it is a party or by which its properties or assets are or may be bound, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 4.1(c);
     (d) as of the date hereof and after giving effect to this Agreement, no Default or Event of Default has occurred which is continuing; and
     (e) the representations and warranties contained in Section 5 of the 2007 Note Purchase Agreement are true and correct in all material respects with the same force and effect as if made by the Company on and as of the date hereof, except to the extent that any such representation or warranty expressly relates to an earlier date.
Section 5. Conditions to Effectiveness of Amendments and Waivers.
     Section 5.1. The amendments to and waivers of the Note Purchase Agreement set forth herein shall not become effective until, and shall become effective when (the “Effective Date”), each of the following conditions shall have been satisfied:

Calamos Holdings LLC	Waiver and Second Amendment
     (a) executed counterparts of this Agreement, duly executed by the Company and the holders of 100% in principal amount of the outstanding Notes, shall have been delivered to the Noteholders;
     (b) the Company shall have entered into that certain Waiver and First Amendment to the 2007 Note Purchase Agreement, on substantially the same terms as those contained in this Agreement;
     (c) the Company shall have paid in full the Specified Prepayment of the Notes on the terms set forth in Section 2, by wire transfer of immediately available funds to the accounts specified by each Noteholder;
     (d) copies of (i) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance by the Company of this Agreement, certified by its Secretary or an Assistant Secretary, and (ii) a favorable written opinion of in-house counsel to the Company addressed to each of the Noteholders as to the matters set forth in Sections 4.1(a) through (c) hereof, in form and substance reasonably satisfactory to the Noteholders, shall have been delivered to the Noteholders;
     (e) the representations and warranties of the Company set forth in Section 4 hereof shall be true and correct on and with respect to the date hereof, and the execution and delivery by the Company of this Agreement shall constitute certification by the Company of the same; and
     (f) the Company shall have paid the fees and expenses of Chapman and Cutler LLP, special counsel to the Noteholders, incurred in connection with the negotiation, preparation, approval, execution and delivery of this Agreement.
Upon receipt and satisfaction of all of the foregoing, such amendments and waivers shall become effective.
Section 6. Miscellaneous.
     Section 6.1. This Agreement shall be construed in connection with and as part of the Note Purchase Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Purchase Agreement and the Notes are hereby ratified and confirmed and shall be and remain in full force and effect.
     Section 6.2. Any and all notices, requests, certificates and other instruments, including the Notes, may refer to the “Note Purchase Agreement” or the “Note Purchase Agreement dated as of April 29, 2004” without making specific reference to this Agreement, but nevertheless all such references shall be deemed to include this Agreement unless the context shall otherwise require.

Calamos Holdings LLC	Waiver and Second Amendment
     Section 6.3. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.
     Section 6.4. This Agreement shall be governed by and construed in accordance with New York law excluding choice-of-law principles of the law of New York that would require the application of the laws of jurisdiction other than New York.
     Section 6.5. This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

     In witness whereof, the parties hereto have executed this Waiver and Second Amendment as of the Effective Date.

Calamos Holdings LLC By Calamos Asset Management, Inc., its Sole Manager
By:	/s/ John P. Calamos, Sr.
	Name:	John P. Calamos, Sr.
	Title:	Chairman, Chief Executive Officer and Co-Chief Investment Officer